SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.        General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1);

☒	Merger

☐	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of this form.)

2.	Name of fund: CSOP ETF Trust

3.	Securities and Exchange Commission File No: 811-22998

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒   Initial Application   ☐   Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

2801-2803, Two Exchange Square

8 Connaught Place

Central, Hong Kong

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Brendan R. Kalb

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178-0060

(212) 309-6778

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

CSOP Asset Management Limited (records relating to its services as investment adviser to the Fund)

2801-2803, Two Exchange Square

8 Connaught Place

Central, Hong Kong

+852 3406 5652

Attention: Michelle Wong, Senior Executive Director, General Counsel

Brown Brothers Harriman & Co. (records relating to its services as administrator, custodian, and transfer agent to the Fund)

50 Post Office Square

Boston, MA 02110

(617) 772-1378

Attention: Brian Carroll, Assistant Investor Services Counsel and Associate

ALPS Distributors, Inc. (records relating to its services as distributor to the Fund)

1290 Broadway, Suite 1100

Denver, CO 80203

(303) 623-2577

Attention: Lainey Ejiasa, Vice President and Client Relationship Manager

 NOTE: Once deregistered a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒   Open-end   ☐   Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

CSOP Asset Management Limited

2801-2803, Two Exchange Square

8 Connaught Place

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

ALPS Distributors, Inc.

1290 Broadway, Suite 1100

Denver, CO 80203

13.	If the fund is a unit investment trust (“UIT”) provide: Not applicable.

(a)     Depositor’s name(s) and address(es):

(b)    Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐   Yes   ☒ No

If Yes, for each UIT state:

Name(s):

File No.: 811-_____

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒   Yes   ☐   No

If Yes, state the date on which the board vote took place: October 31, 2019

If No, explain:

(b)     Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒   Yes   ☐   No

If Yes, state the date on which the shareholder vote took place: January 15, 2020

If No, explain:

II.       Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒   Yes   ☐   No

(a) If Yes, list the date(s) on which the fund made those distributions: On January 23, 2020, the CSOP FTSE China A50 ETF, the sole series of CSOP ETF Trust (the “Fund”), sold all of its assets and transferred all of the proceeds to the Pacer CSOP FTSE China A50 ETF, a series of Pacer Funds Trust (the “Pacer Fund”), in exchange for shares of the Pacer Fund. Each Fund shareholder then received a number of full and fractional shares of the Pacer Fund with a value equal to the aggregate net asset value of their shares of the Fund held immediately prior to the reorganization.

(b)   Were the distributions made on the basis of net assets?

☒   Yes   ☐   No

(c)   Were the distributions made pro rata based on share ownership?

☒   Yes   ☐   No

(d)   If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)   Liquidations only: Not applicable.

Were any distributions to shareholders made in kind?

☐   Yes   ☐  No

If Yes, indicate the percentages of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only: Not applicable.

Has the fund issued senior securities?

☐   Yes   ☐   No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒   Yes   ☐   No

If No,

(a)    How many shareholders does the fund have as of the date this form is filed?

(b)    Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐   Yes   ☒   No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐   Yes   ☒   No

If Yes,

(a)   Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)   Why has the fund retained the remaining assets?

(c)   Will the remaining assets be invested in securities?

☐   Yes   ☐   No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐   Yes   ☒   No

If Yes,

(a)   Describe the type and amount of each debt or other liability:

(b)   How does the fund intend to pay these outstanding debts or other liabilities?

IV.     Information About Event(s) Leading to Request for Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)    Legal expenses: $25,000

(ii)   Accounting expenses: $0

(iii)  Other expenses (list and identify separately):

     $25,686 for transaction costs

     $7,246 for AST Fund Solutions solicitation

(iv) Total expenses (sum of lines (i)-(iii) above): $57,932

(b)    How were those expenses allocated? The Fund did not bear any of the expenses in connection with the merger.

(c)    Who paid the expenses? CSOP Asset Management Limited paid all of the expenses incurred in connection with entering into and consummating the transfer of Fund proceeds to the Pacer Fund pursuant to the terms of the Agreement and Plan of Reorganization.

(d)    How did the fund pay for unamortized expenses (if any)? Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐   Yes   ☒   No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.      Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐   Yes   ☒   No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐   Yes   ☒   No

If Yes, describe the nature and extent of those activities:

VI.     Mergers Only

26.    (a)    State the name of the fund surviving the Merger: Pacer CSOP FTSE China A50 ETF, a series of Pacer Funds Trust

(b)    State the Investment Company Act file number of the fund surviving the Merger:
811-23024

(c)     If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: A form of the Agreement and Plan of Reorganization was filed as Appendix A to the Combined Proxy Statement and Prospectus on Form N-14 filed on December 30, 2019, File No. 333-234677.

(d)    If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under Section 8(f) of the 1940 Act on behalf of CSOP ETF Trust (the “Trust”), (ii) she is the President, Principal Executive Officer and a Trustee of the Trust, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information, and belief.

By:	/s/ Chen Ding
Chen Ding
President, Principal Executive Officer and Trustee, CSOP ETF Trust